SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 20, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG Media Relations Tel. +41-44-234 85 00 www.ubs.com 20 April 2009
Media release
UBS sells its Brazilian operation “UBS Pactual” for approximately USD 2.5 billion (CHF 2.8 billion)
Zurich/Basel, 20 April 2009 — Today, UBS announces that it has agreed to sell its Brazilian financial services business, UBS Pactual, for approximately USD 2.5 billion to BTG Investments, headed by André Esteves.
The sale of the Brazilian business is consistent with UBS’s policy to continue to reduce its risk profile, strengthen its balance sheet and sharpen its business focus. UBS expects no disruption to its other businesses as a result of the transaction.
The transaction will take place at a premium to book value. It will increase Tier 1 capital by CHF 1.3 billion, decrease risk weighted assets by CHF 3.0 billion, and reduce total assets by CHF 6.3 billion. It will strengthen UBS’s BIS Tier 1 ratio by approximately 60 basis points.
UBS expects the sale to result in a small loss. A detailed description of the effects of the transaction on UBS’s quarterly results will be provided in the Q1 2009 financial report to be published on 5 May 2009.
The consideration will be a combination of cash and the assumption of liabilities and the transaction is expected to close in mid 2009, subject to regulatory approval.
UBS

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: April 20, 2009